Exhibit 99.5

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Tomkins plc

Full Issuer Name
Tomkins plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton

Tel. No:
020 8871 4544

Announcement Given To Third Parties:

Amendment:
No

Headline:





Announcement Body Information:

The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP

16 August 2002

Dear Sirs

Dealings by Directors - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors: J Nicol, AJ Reading and K Lever.

2. Transaction date: 6 August 2002.

3. Date Company informed: 15 August 2002 (by Trustees).

4. Number of shares disposed: 166,530 Ordinary shares of 5p each.

5. Price per share: Not applicable - vesting of shares.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the vesting of the aforementioned shares in a third party, the Directors have ceased to be interested in those shares.

Yours faithfully



Denise Burton
Deputy Company Secretary






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